Precidian ETFs Trust 485BPOS

Exhibit 99(j)

KPMG LLP Suite 500 191 West Nationwide Blvd. Columbus, OH 43215-2568

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 28, 2025, with respect to the financial statements and financial highlights of Precidian ETFs Trust comprised of AstraZeneca PLC ADRhedgedTM, HSBC Holdings plc ADRhedgedTM and Shell plc ADRhedgedTM, incorporated herein by reference and to the references to our firm under the headings “Independent Registered Public Accounting Firm” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

Columbus, Ohio
April 30, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.